Exhibit 21

SUBSIDIARIES OF CANTERBURY PARK HOLDING CORPORATION

Subsidiaries	Jurisdiction of Incorporation

Canterbury Park Concessions, Inc.	Minnesota
Canterbury Development LLC	Minnesota
Canterbury Park Entertainment LLC	Minnesota

The subsidiaries are 100%-owned directly by Canterbury Park Holding Corporation. The financial statements of such subsidiaries are included in the Consolidated Financial Statements of Canterbury Park Holding Corporation.